Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on Tuesday, November 24, 2026

The extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Tuesday, November 24, 2026, at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purpose:

1.	Approval of a change of the Company’s name to “OptiPhi Computing Ltd.” in English, and “אופטיפיי קומפיוטינג בע”מ” in Hebrew, or such similar name as may be approved by the Israeli Registrar of Companies, and to amend the Company’s Amended and Restated Memorandum and Articles of Association to reflect the same.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares by the close of business on Thursday, November 5, 2026 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” the proposal.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ordinary shares (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than November 24, 2026, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The Board of Directors recommends the Company’s shareholders vote “FOR” the proposal on the agenda of the General Meeting, which is described in the attached Proxy Statement.

Sincerely,

Dr. Abraham Havron
Chairman of the Board of Directors

November 3, 2026

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, no par value, of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the extraordinary general meeting of shareholders (the “General Meeting”), to be held on Tuesday, November 24, 2026, at 10:00 a.m., Israel time, at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposal:

1.	Approval of a change of the Company’s name to “OptiPhi Computing Ltd.” in English, and “אופטיפיי קומפיוטינג בע”מ” in Hebrew, or such similar name as may be approved by the Israeli Registrar of Companies, and to amend the Company’s Amended and Restated Memorandum and Articles of Association to reflect the same.

Board Recommendation

The Board of Directors recommends that you vote “FOR” the proposal on the agenda.

Addition of Other Items on the Agenda

Currently, we are not aware of any other matters that will come before the General Meeting. If any other matters properly come before the General Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters.

One or more shareholders holding at least 1% of the voting rights in the general meeting is entitled to request the Board of Directors to include a proposal on the agenda of the General Meeting, provided that the proposal is appropriate to be discussed at a company’s general meeting, except that if such proposal concerns the inclusion of a candidate to the Board of Directors or a removal from office of a director, such request can be made only by a one or more shareholders holding at least 5% of the voting rights in the general meeting. Regulations promulgated under the Companies Law of 1999 (the “Companies Law”) provide that for this General Meeting such a request may be provided within three days following the convening of the General Meeting, i.e., no later than November 6, 2026.

Who Can Vote

 Only shareholders at the close of business on Thursday, November 5, 2026 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting and any adjournment thereof. At the close of business on November 2, 2026, the Company had outstanding 3,075,561 ordinary shares, excluding 1,840 ordinary shares held in treasury, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on November 24, 2026, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders who hold their ordinary shares in “street name” meaning in the name of a bank, broker or other record holder, through Computershare, must either direct the record holder of their ordinary shares how to vote their ordinary shares, or obtain a legal proxy from the record holder to vote at the General Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the ordinary shares on the Record Date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Voting instructions cards are being distributed to holders of ordinary shares on or about November 11, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their ordinary shares in person at the General Meeting if the shareholders are the record holder of the ordinary shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their ordinary shares). If a shareholder’s proxy is not received by the Company by Tuesday, November 24, 2026, at 06:00 a.m., Israel time, it shall not be valid at the General Meeting. Notwithstanding the aforesaid, each of the chairman of the General Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders of record whose ordinary shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

 Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of Proposal No. 1 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

Proposal No. 1

TO APPROVE A CHANGE OF THE COMPANY’S NAME AND TO AMEND THE COMPANY’S AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE SAME.

The Company announced on September 3, 2026, the closing of its acquisition of LightSolver Ltd. (“LightSolver”), an Israeli deep-tech company pioneering a fundamentally new computing paradigm based on lasers. With the closing of this transaction, the Company officially expanded its business activities into the high-performance computing (HPC) and photonics sectors.

Following such acquisition, it is proposed to change the Company’s name to better reflect the expansion of its business activities and broader strategic focus following the addition of LightSolver to the Company.

Accordingly, it is proposed to approve a change of the Company’s name to “OptiPhi Computing Ltd.” in English and “אופטיפיי קומפיוטינג בע”מ” in Hebrew, or such similar name as may be approved by the Israeli Registrar of Companies and to amend the Company’s Amended and Restated Memorandum and Articles of Association to reflect the new name.

This proposal will enter into effect following the receipt of shareholder approval and subject to the consent of the Israeli Registrar of Companies to the proposed company name.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that the change of the Company’s name to OptiPhi Computing Ltd., in English, and “אופטיפיי קומפיוטינג בע“מ”, in Hebrew, or such similar name as may be approved by the Israeli Registrar of Companies, and the amendment of the Company’s Amended and Restated Memorandum and Articles of Association to reflect the same, as presented to the shareholders, be, and hereby are, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 3, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 3, 2026, UNLESS STATED OTHERWISE, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

/s/ Dr. Abraham Havron
Chairman of the Board of Directors

November 3, 2026

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